UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-22723

                                  CUSIP NUMBER
                                    977712108

(Check  One:) /X / Form  10-K / / Form 20-F / / Form 11-K / / Form 10-Q
             / / Form N-SAR

 For Period Ended:  December 31, 1998

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ /Transition Report on Form N-SAR
For the Transition Period Ended:
 ----------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

     WOLF INDUSTRIES INC.

Former Name if Applicable

Address of Principal Executive Office (State and Number)

     Suite 404 - 110 Cambie Street, Vancouver, British Columbia, V6B 2M8


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before April 15, 1999 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company has been unable to obtain audited financial information of its former subsidiary, 714674 Alberta Ltd. doing business as Calgary Chemical, in order to consolidate those results to the date of disposition of the subsidiary. Alternatively the Company would have to obtain direct access to the former subsidiary's records located in Calgary, Alberta which was not anticipated since it would have involved unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     DENNIS BROVARONE             303                  466 4092
          (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     / x /  Yes   /   /  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     /X/ Yes   /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the fiscal year ended December 31, 1998, the Company sold its operating subsidiary 714674 Alberta Limited (doing business as Calgary Chemical.) The Company recorded a loss from discontinued operations of approx. $25,000, and a loss on sale of the subsidiary of approx. $290,000 during the 1998 fiscal year. The sale was completed to facilitate the Company's new business direction whereby it acquired the rights to develop and market a dental color analyzer. The Company also relocated its offices from Calgary, Alberta to Vancouver, British Columbia during 1998. The Company incurred approx. $490,000 of research and development expenses on the dental color analyzer during the 1998 fiscal year. Administration and other expenses amounted to approx. $760,000 in 1998 compared to $323,000 in the prior year, due to increased activity resulting from the Company's new business direction, and from costs associated with the office relocation.

WOLF INDUSTRIES INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                               /s/ Patrick A McGowan
Date March 31, 1999                    By:     Patrick A McGowan, President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


EXHIBIT 99.6  Confirmation of Morgan & Company